Exhibit 99.1

EQUINOR HAS ELECTED TO REDEEM BONDS DUE IN JANUARY 2022

Equinor has elected to redeem all of the USD 750,000,000 3.15% Notes due 23 January 2022 (CUSIP: 85771PAF9; ISIN: US85771PAF99) pursuant to the make-whole provisions of the Indenture, dated as of 15 April 2009, as supplemented by Supplemental Indenture No. 1, dated as of 26 May 2010, and as further amended and supplemented by Supplemental Indenture No. 2, dated as of 16 May 2018.

The redemption date will be 21 October 2021 and the redemption price will be determined on the third business day prior to the redemption date.

Further information:

Investor relations

Peter Hutton, senior vice president Investor Relations,

+44 7881 918 792 (mobile)

Press

Sissel Rinde, vice president Media Relations,

+47 412 60 584 (mobile)